February 14, 2012

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk Pradip Bhaumik, Special Counsel, Office of Global Security Risk Barbara Jacobs, Assistant Director, Office of Corporation Finance

Re:	NetApp, Inc. Form 10-K for the Fiscal Year Ended April 29, 2011 Filed June 23, 2011 File No. 0-27130

Ladies and Gentlemen:

As a follow up to my discussion with Mr. Bhaumik on February 7, 2012 regarding the timing of NetApp, Inc.’s (the “Company”) response to your letter dated December 15, 2011 regarding the above-referenced filing, we request an additional extension of time to respond to the Staff’s comment letter to March 21, 2012. We are advised by the Company that the work to ensure a complete and accurate response is still ongoing, and that the Company is proceeding with that effort as expeditiously as is prudent. If you have any questions or wish to discuss this request further, please call me at (650) 354-4110. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven E. Bochner

cc:	Deanna Butler, Senior Director Legal, NetApp, Inc.